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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Wilshire Boulevard, Suite 400
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip Valtairo (310) 260-6930
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

725 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Phillip Valtairo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAMELA J. WATSON
Commission # 1516691
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montgomery & Co., LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 9,023,416
Accounts receivable	1,966,061
Investments, at fair value (cost of $173,950)	173,950
Fixed assets, net of accumulated depreciation of $353,225	613,718
Prepayments and other assets	358,540
Total assets	$ 12,135,685
Liabilities and members' equity	
Liabilities:	
Bonus payable	$ 6,446,893
Deferred rent	406,248
Accrued expenses and other liabilities	970,075
Distributions payable to members	360,000
Total liabilities	8,183,216
Commitments *(Note 7)*	
Members' equity	3,952,469
Total liabilities and members' equity	$ 12,135,685

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Notes to Financial Statements

December 31, 2004

1. Organization

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on merger and acquisition and private placement advisory services for growth companies in the healthcare, information technology, communications, and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and various state regulatory agencies.

2. Significant Accounting Policies

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Revenue Recognition

Brokerage fee and investment banking revenues are recognized at the time the related transactions are closed. All related retainer fees are recorded when received.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Estimated useful life or remaining lease term, whichever is less

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are stated at market or estimated fair value, at December 31, 2004. In making the valuation of its long-term investments, the Company took into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. For those investments held by the Company at December 31, 2004, for which there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Unrealized appreciation or depreciation on investments during the year is included in income or expense in the accompanying statement of operations.

3. Income Taxes

The Company is generally not subject to federal or state taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income on their individual tax returns.

4. Related Party Transaction

The Company charged an affiliate company, Digital Coast Ventures Corp., a rental fee of $52,500 for its portion of the office rental expense during 2004. This fee offset against rent expense in the accompanying statement of operations.

In 2004, the Company charged another affiliate company, Palomar Ventures Management, LLC, a rental fee of $254,288 under a sub-lease agreement as described in Note 7. This fee offset against rent expense on the accompanying statement of operations.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2004:

Computers and equipment	$ 351,441
Furniture and fixtures	159,202
Leasehold improvements	456,300
Less accumulated depreciation	(353,225)
	$ 613,718

6. Allocations of Profits and Distributions

Profits and losses are allocated to members in accordance with the provisions set forth in the Company's operating agreement (the Agreement), as restated. Distributions payable to members at December 31, 2004, represent distributions to be paid to members in respect of a "Preferred Return," as defined in the Agreement, calculated at a rate of 6% per annum on the average daily capital contribution of each member.

7. Commitments

The Company leases office facilities and equipment under various operating lease arrangements, expiring through June 30, 2015. Deferred rent expense is recognized on a straight-line basis over the life of the lease.

The following is a summary of future minimum lease payments:

Year ending December 31:	
2005	$ 765,642
2006	1,068,674
2007	1,351,269
2008	1,374,860
2009	1,409,200
Thereafter	3,817,826
	$ 9,787,471

In 2001, the Company entered into an agreement to sub-lease part of its office facilities to its affiliate, Palomar Ventures Management, LLC, for a term of four years, renewable annually thereafter until December 31, 2010. Palomar has elected not to renew its sub-lease beyond the initial four year term, which expires on February 28, 2005.

The following is a summary of future minimum lease receivable under this sub-lease:

Year ending December 31:	
2005	$ 42,655

The total rent expense net of the charges to an affiliate company and the sub-lease income for the year ended December 31, 2004, was $709,645.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. Summarized net capital information for the Company is as follows:

Net capital	$ 840,200
Required net capital	545,547
Excess net capital	$ 294,653
Ratio of aggregate indebtedness to net capital	9.74 to 1